UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

Under the Securities Exchange Act of 1934

Midstates Petroleum Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59804T100

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

CUSIP No. 59804T100

1	Name of Reporting Person R/C IV Eagle Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,286,039

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,286,039

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,286,039

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.1% (1)

14	Type of Reporting Person PN

(1)                                 Based on 10,840,897 shares of common stock outstanding as of January 25, 2016.

CUSIP No. 59804T100

1	Name of Reporting Person Riverstone/Carlyle Energy Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,286,039

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,286,039

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,286,039

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.1% (1)

14	Type of Reporting Person PN

(1)                                 Based on 10,840,897 shares of common stock outstanding as of January 25, 2016.

CUSIP No. 59804T100

1	Name of Reporting Person R/C Energy GP IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,286,039

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,286,039

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,286,039

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.1% (1)

14	Type of Reporting Person OO

(1)                                 Based on 10,840,897 shares of common stock outstanding as of January 25, 2016.

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed on August 12, 2013, as amended and supplemented by Amendment No. 1 filed on September 30, 2015, Amendment No. 2 filed on October 5, 2015, Amendment No. 3 filed on October 7, 2015, Amendment No. 4 filed on October 9, 2015, Amendment No. 5 filed on November 17, 2015, Amendment No. 6 filed on January 8, 2016, Amendment No. 7 filed on January 19, 2016 and Amendment No. 8 filed on January 25, 2016 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), by the Reporting Persons (as defined below) with respect to the Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following to the end of the second paragraph:

“On January 25, 2016, Eagle Holdings sold an aggregate of 11,422 shares of Common Stock at a weighted average price of $0.72 pursuant to Rule 144. On January 26, 2016, Eagle Holdings sold an aggregate of 15,962 shares of Common Stock at a weighted average price of $0.67 pursuant to Rule 144. On January 27, 2016, Eagle Holdings sold an aggregate of 31,769 shares of Common Stock at a weighted average price of $0.70 pursuant to Rule 144. On January 28, 2016, Eagle Holdings sold an aggregate of 36,667 shares of Common Stock at a weighted average price of $0.83 pursuant to Rule 144. On January 29, 2016, Eagle Holdings sold an aggregate of 206,502 shares of Common Stock at a weighted average price of $1.06 pursuant to Rule 144. On February 1, 2016, Eagle Holdings sold an aggregate of 38,325 shares of Common Stock at a weighted average price of $0.89 pursuant to Rule 144.”

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Sections (a)-(b) of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b)        The percentage ownership of Common Stock provided for each Reporting Person below is based on 10,840,897 shares of common stock outstanding as of January 25, 2016:

R/C IV Eagle Holdings, L.P.

a) Amount beneficially owned: 2,286,039	Percentage: 21.1%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 2,286,039
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 2,286,039

Riverstone/Carlyle Energy Partners IV, L.P.

a) Amount beneficially owned: 2,286,039	Percentage: 21.1%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 2,286,039
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 2,286,039

R/C Energy GP IV, LLC

a) Amount beneficially owned: 2,286,039	Percentage: 21.1%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 2,286,039
iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 2,286,039

Ultimate R/C GP is the general partner of R/C GP, which is the general partner of Eagle Holdings. Each of Ultimate R/C GP and R/C GP may be deemed to indirectly own the Converted Shares owned by Eagle Holdings.”

This Amendment amends and supplements Section (c) of Item 5 of the Original Schedule 13D as set forth below:

“On January 25, 2016, Eagle Holdings sold an aggregate of 11,422 shares of Common Stock in open market transactions at a weighted average price of $0.72 pursuant to Rule 144. On January 26, 2016, Eagle Holdings sold an aggregate of 15,962 shares of Common Stock in open market transactions at a weighted average price of $0.67 pursuant to Rule 144. On January 27, 2016, Eagle Holdings sold an aggregate of 31,769 shares of Common Stock in open market transactions at a weighted average price of $0.70 pursuant to Rule 144. On January 28, 2016, Eagle Holdings sold an aggregate of 36,667 shares of Common Stock in open market transactions at a weighted average price of $0.83. On January 29, 2016, Eagle Holdings sold an aggregate of 206,502 shares of Common Stock in open market transactions at a weighted average price of $1.06. On February 1, 2016, Eagle Holdings sold an aggregate of 38,325 shares of Common Stock in open market transactions at a weighted average price of $0.89.”

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	—	Joint Filing Agreement (filed as Exhibit 99.1 to Amendment No. 2 to the Reporting Persons’ Schedule 13D filed with the Commission on October 5, 2015)

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  February 2, 2016

R/C IV EAGLE HOLDINGS, L.P.

BY:	RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P., Its General Partner
BY:	R/C ENERGY GP IV, LLC, Its General Partner

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Managing Director

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

BY:	R/C ENERGY GP IV, LLC, Its General Partner

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Managing Director

R/C ENERGY GP IV, LLC

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Managing Director